LEISURE ACQUISITION CORP.

250 West 57th Street, Suite 2223

New York, New York 10107

December 1, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Attention: Larry Spirgel

Re:	Leisure Acquisition Corp.

Registration Statement on Form S-1 (File No. 333-221330)

Acceleration Request:

Requested Date: December 1, 2017

Requested Time: 9:00 AM Eastern Time

Dear Mr. Spirgel:

On November 28, 2017, Leisure Acquisition Corp. (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-221330) (the “Registration Statement”) so that it would become effective at 3:00 p.m. (New York time) on November 30, 2017, or as soon thereafter as practicable.

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby instead requests the the acceleration of the effective date of the Registration Statement so that it may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

[Signature page follows]

LEISURE ACQUSITION CORP.

By:	/s/ Daniel B. Silvers
Name:	Daniel B. Silvers
Title:	Chief Executive Officer

[Signature Page – Company Acceleration Request]